October 8, 2019

Andrea Petersen
Chief Executive Officer
School of Whales Commercial Real Estate Equity Fund, LLC
2900 SW 28th Terrace, Suite 202
Miami, FL 33133

        Re: School of Whales Commercial Real Estate Equity Fund, LLC
            Amendment No. 2 to Form 1-A
            Filed September 11, 2019
            File No. 024-10995

Dear Ms. Petersen:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 7, 2019 letter.

Form 1-A/A Filed September 11, 2019

Part III - Exhibits

1. Please file a copy of the auditor's consent to the use of its audit report in your next Form
       1-A. You may refer to Item 17 of the General Instructions to Form 1-A. Andrea Petersen
School of Whales Commercial Real Estate Equity Fund, LLC
October 8, 2019
Page 2

       You may contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Jennifer Gowetski at 202-551-3401 with any other questions.



                                                        Sincerely,
FirstName LastNameAndrea Petersen
                                                    Division of Corporation
Finance
Comapany NameSchool of Whales Commercial Real Estate Equity Fund, LLC
                                                    Office of Real Estate &
Construction
October 8, 2019 Page 2
cc:       James Dodrill, Esq.
FirstName LastName